The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-86[illegible] Japan



File No. 82-34814

May 18, 2005

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commiss...
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated May 10, 2005 (Notice of Retirement of Treasury Stocks)

2. Press Release dated May 10, 2005 (Notice of Dividend Policy and Adjustment (Dividend Increase) of Dividend Forecast for the Year ended March 31, 2005)

In addition, attached as Annex A is a list of documents enclosed, and there is no Annex B.

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

092473-0002-08226-Tokyo.2010895.1

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated May 10, 2005 (Notice of Retirement of Treasury Stocks)

(2) Press Release dated May 10, 2005 (Notice of Dividend Policy and Adjustment (Dividend Increase) of Dividend Forecast for the Year ended March 31, 2005)

B. JAPANESE LANGUAGE DOCUMENTS

None

File No. 82-34814
Exhibit A-1

May 10, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice of Retirement of Treasury Stocks

We adopted a resolution to retire our own stocks under the provisions of Article 212 of the Commercial Code at the board of directors' meeting held this day (May 10, 2005). We hereby notify you as follows.

1.Type of shares to be retired	Common Stock	Preferred Stock
2.Number of shares to be retired	8 million shares	30 million shares
3.Scheduled date of retirement	May 13, 2005	May 13, 2005

<Reference 1>

Total number of shares outstanding after retirement shall be 1,412,004,054 shares of common stock (as of May 9, 2005) and no preferred stock.

<Reference 2>

Outline of Preferred Stock

(1) Type: 1st Preferred Stock
(2) Issue Date: March 31, 1999
(3) Issue Price: ¥500 per share

File No. 82-34814
Exhibit A-2

May 10, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice of Dividend Policy and Adjustment (Dividend Increase) of Dividend Forecast for the Year ended March 31, 2005

We adopted a resolution on the current dividend policy, etc., at the board of directors' meeting held on May 10, 2005 as follows. Based on this policy, we also decided to adjust the dividend forecast per share at the end of the period, which had been announced with the release of the interim closing of accounts on November 25, 2004.

Regarding the dividend increase, we have a plan to offer a proposal at the ordinary general meeting of shareholders to be held in June.

1. Current Policy on Return to Shareholders

In the new mid-term management plan, "Go Forward!," which started on April 1, 2005, we place the implementation of return of profit to our shareholders as one of the important business challenges under the philosophy of focusing continuously on the value-up of shareholders, customers and the Bank. As well as making further efforts in improving performance through effective utilization of capital, we will aim at further growth in the future, building mid and long-term fiduciary relations with our shareholders to enhance shareholder value through implementation of returning profits to shareholders based on the following policy.

(1) Basic Policy on Dividend

We have set out stable dividends as our basic policy up until now, and from the period ended March 31, 2005, we decided to introduce a dividend method coupled with performance, while firmly maintaining the previous policy for stable dividends.

Specifically, for dividends each year, a "Special Dividend" will be paid in the case of achieving certain level of profits, in addition to the "Ordinary Dividend", which is stably paid.

①Ordinary Dividend

As with before, we will maintain the policy of stable payout regardless of business results, and based on our profitability and management policy of focusing on improvement in shareholder value, we will increase our dividend to ¥7 per share a year from the previous ¥5 per share.

② Special Dividend

As part of a dividend coupled with performance, it will be our policy to make a special dividend pay out of around 30% of the amount exceeding ¥50 billion in net income for the year.

(2) Return to Shareholders including Purchase of Treasury Stocks

In the period ended March 31, 2005, we purchased approximately ¥4.9 billion of treasury stocks (common stock) in the market. Together with the aforementioned dividend increase, shareholder return ratio will be 30.79% (on an announced profit basis). We will continue to make a flexible purchase of treasury stocks in the future and aim at over 30% of a shareholder return ratio, consisting of dividends and purchase of treasury stocks.

2. Reasons for Adjustment (Dividend Increase) of Dividend Forecast

Based on the basic policy on dividends as already stated, we will increase the dividend forecast for the period ended March 31,2005 by ¥3.5 per share to ¥8.5 a year, taking into consideration the forecast of business results in the period ended March 31, 2005.

3. Details of Adjustment of Dividend Forecast

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (announced on November 25, 2004)	—	¥5.00	¥5.00
Adjusted forecast (out of which special dividend)	—	¥8.50 (¥1.50)	¥8.50 (¥1.50)
(Reference) Actual dividend per share for the previous period	—	¥5.00	¥5.00

In this connection, the details of results for the period ended March 31, 2005 will be announced at the time of announcement of closing of accounts on May 24.

4. Dividend Payout Ratio and Level of Shareholder Return Ratio

	Period ended March 31, 2004 (Actual)	Period ended March 31, 2005 (Forecast)
Dividend Payout Ratio(A)	12.53%	21.8%
Return ratio by purchase of treasury stocks (B)	—	8.99%
Shareholder return ratio (A + B)	12.53%	30.79%

(Note 1) Dividend payout ratio is calculated by dividing the total amount of the dividends of common stock by the current net income (the amount obtained by deducting the total amount of preferred stock dividends from the net income for the period ended March 31, 2004).

(Note 2) Return ratio by purchase of treasury stocks is calculated by dividing the total amount of treasury stocks (common stock) purchased in the market by the current net income.

(Note 3) Shareholder return ratio is calculated by dividing the aggregate of the total amount of common stock dividends and the amount of treasury stocks (common stock)purchased by the current net income(the amount obtained by deducting the total amount of preferred share dividends from the net income for the period ended March 31, 2004).